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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46684

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Metric Financial Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6250 Shiloh RD, Suite 30, Room 3
(No. and Street)

Alpharetta	GA	30005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Crapps	404-579-0747	woody@metric-financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
505 N Mur-Len Rd	Olathe	KS	66062

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Crapps, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Metric Financial Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

TAYLOR ALMAZAN NOTARY PUBLIC Exp. Aug. 30, 2025 DEKALB COUNTY, GA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

METRIC FINANCIAL, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2021

Metric Financial, Inc.

TABLE OF CONTENTS
For the Year Ended December 31, 2021

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Metric Financial Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metric Financial Inc as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Metric Financial Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Metric Financial Inc's management. Our responsibility is to express an opinion on Metric Financial Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Metric Financial Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Metric Financial Inc's financial statements. The supplemental information is the responsibility of Metric Financial Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Metric Financial Inc's auditor since 2020.

Olathe, Kansas
March 15, 2022

Metric Financial, Inc.

STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2021

ASSETS

	Cash	$ 2,804,255
	Accounts Receivable	514,355
	Prepaid Expenses	22,643
TOTAL ASSETS		**$ 3,341,253**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

	Accounts Payable & Accrued Liabilities	$ 359,271
TOTAL LIABILITIES		**$ 359,271**

STOCKHOLDER'S EQUITY

	Capital Stock, $1 par value, 80,000 shares authorized 2,723 shares issued and outstanding	$ 2,723
	Additional Paid in Capital	56,148
	Retained Earnings	2,923,111
STOCKHOLDER'S EQUITY		**$ 2,981,982**

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 3,341,253**

See notes to the financial statements.


Metric Financial, Inc.

STATEMENT OF INCOME
For the Year Ended December 31, 2021


REVENUES

Managing Dealer Revenue	$ 3,610,886
Interest Income	3,043
TOTAL REVENUES	**$ 3,613,929**

EXPENSES

Compensation & Benefits	$ 965,069
Professional Fees	95,379
Regulatory Fees	24,449
Technology, Data, & Communications	12,594
Travel & Entertainment	3,619
Occupancy & Equipment	3,173
Other Expenses	3,292
TOTAL EXPENSES	**$ 1,107,575**

NET INCOME (Loss)	**$ 2,506,354**

Metric Financial, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Common Stock		Additional Paid in Capital		Retained Earnings		Total	
BALANCE AT DECEMBER 31, 2020	$	2,723	$	51,448	$	416,757	$	470,928
Contributions		-		4,700		-		4,700
Distributions		-		-		-		-
Net Income (Loss)		-		-		2,506,354		2,506,354
BALANCE AT DECEMBER 31, 2021	$	2,723	$	56,148	$	2,923,111	$	2,981,982


Metric Financial, Inc.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021


CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	2,506,354
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		(466,767)
Prepaid Expenses		(19,990)
Accounts Payable, Accrued Expenses, & Other Liabilities		(119,934)
Net Cash Provided by Operating Activities	**$**	**1,899,663**
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution	$	4,700
Distribution		-
Net Cash Provided by Financing Activities	**$**	**4,700**
NET INCREASE (DECREASE) IN CASH		**1,904,364**
CASH AT BEGINNING OF YEAR		**899,891**
CASH BALANCE AT END OF YEAR	**$**	**2,804,255**


See notes to the financial statements.


Metric Financial, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2021

1. Organization and Nature of Business

Metric Financial, Inc. (the Company) is a broker dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides the ability to transact from outside sources in order to distribute investment products and assist in the free flow of securities in the open market. The Company does not hold funds or securities for the accounts of its customers.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codificiation (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2021, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilites and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2021, the Company had no cash equivalents.

Revenue

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09). The income reported on the Statement of Income is comprised of private placement revenue and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation.

2. Significant Accounting and Reporting Policies - Continued

Additionally, the guidance requires the Company adhere to the following model: a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from fees arising from private securities placement in which the Company acts an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typcially, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed. Revenues from fees arising from mergers, acquisitions, and other corporate reorganization transactions are recorded as success fees based on the achievement of performance obligations, agreed upon with the client, such as closing of the transaction.

Accounts Receivable

At December 31, 2021, accounts receivable consisted of current billings that were collected in January 2022. Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collections efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2021, no allowance for uncollectable accounts was deemed necessary.

Fair Value Measurements

Fair Value - FASB ASC 820, Fair Value Measurement and Application, defines fair value as the price that would be received from sales of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Statement establishes a three level hierarchy of inputs used to measure fair value.
Level 1) Inputs are unadjusted quoted prices in active markets for identical assets or liablities.
Level 2) Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3) Inputs are unobservable inputs such as management's assumption of the default rate among mortgages of a mortgage backed security.

2. Significant Accounting and Reporting Policies - Continued

The Standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of intstruments. Fair value measurements are based not on entry prices, but rather on exit prices - the price that would be received to sell the asset or paid to the transfer of the liability. While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to respresent fair value of the asset or liability at initial recognition.

Income Taxes

The Company is currently a C Corporation. In 2020, the Company began the process to become an S Corporation. However, as of December 31, 2021, the election change has not been approved by the IRS. A tax accrual is on the financials for the year ending December 31, 2020, in the amount of $72,533.90. Because the application asked for the change to be effective in 2020, no taxes were accrued for the year ending December 31, 2021.

Coronavirus

In the second year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity has continued to contribute to significant volatility in the financial markets. Government imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages, and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

3. Related Parties

Metric Financial, Inc. is solely owned by entities, by Bilal Malik of Malik Law Group (MLG) which has entered into an expense sharing agreement with the Company. Since the start of the Coronavirus pandemic, MLG has forgiven the Company of any expenses due.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2021, the Company had net capital of $2,444,984 which was $2,421,033 in excess of its required minimum net capital of $23,951. The ratio of aggregate indebtedness to net capital was 14.69%.

5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2021, financial statements.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2021.

7. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2021, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2021, financial statements.

8. Commitments, Contingencies, and Guarantees

The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

Metric Financial, Inc.

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
December 31, 2021

COMPUTATION OF NET CAPITAL

	Submitted FOCUS	Adjustments	Updated Information
TOTAL STOCKHOLDER'S EQUITY	$ 2,781,982	200,000	$ 2,981,982
LESS:			
Non-Allowable Assets			
Fixed Assets (net)	-	-	-
Prepaid Expenses	(22,643)	-	(22,643)
Accounts Receivable	(511,566)	(2,789)	(514,355)
Total Non-Allowable Assets	(534,209)	(2,789)	(536,998)
Other Operational Deductions or Charges	-	-	-
TENTATIVE NET CAPITAL	**2,247,773**	**197,211**	**2,444,984**
HAIRCUTS ON SECURITIES	**-**	**-**	**-**
NET CAPITAL	**$ 2,247,773**	**$ 197,211**	**$ 2,444,984**
Minimum dollar net capital requirement of reporting broker dealer	37,099	(13,148)	23,951
EXCESS NET CAPITAL	**$ 2,210,674**	**$ 210,359**	**$ 2,421,033**
TOTAL AGGREGATE INDEBTEDNESS	**556,482**	**(197,210)**	**359,272**
MINIMUM NET CAPITAL BASED ON AI	**37,099**	**(13,148)**	**23,951**
PERCENTAGE OF NET CAPITAL TO AI	**24.76%**	**-10.07%**	**14.69%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

Metric Financial, Inc.

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Metric Financial, Inc.

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders
of Metric Financial Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Metric Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Metric Financial Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the Customer Protection Rule) and (2) Metric Financial, Inc. stated that Metric Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Metric Financial Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Metric Financial Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
March 15, 2022

METRIC FINANCIAL, INC.

Metric Financial, Inc.

Report of Exemption from SEC Rule 15c3-3

I, William Crapps, Chief Compliance Officer of Metric Financial Inc, attest to the following as required by SEC in conjunction with our annual audit report for the period ending December 31, 2021.

Metric Financial Inc. claims exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision. Metric Financial Inc. did not hold any customer funds or securities at any time during the year.

Metric Financial Inc. met the identified exemption provisions throughout the reporting period of January 1, 2021 through December 31, 2021, without exception.

William Crapps

William Crapps

Metric Financial, Inc.

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Metric Financial Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Metric Financial Inc (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
March 15, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-46684
Metric Financial Inc.
6250 Shiloh RD, STE 30, Room 3
Alpharetta, GA 30005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Crapps 404-579-0747

2. A.	General Assessment (item 2e from page 2)	$5441
B.	Less payment made with SIPC-6 filed (**exclude interest**)	(1153)
	______ Date Paid	
C.	Less prior overpayment applied	(41)
D.	Assessment balance due or (overpayment)	4247
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$4247

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 4247

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Metric Financial Inc.
(Name of Corporation, Partnership or other organization)

William Crapps
(Authorized Signature)

CEO
(Title)

Dated the 15 day of March, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ~~01.01/202~~
and ending ~~12/01/202~~

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3613929

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

      Total additions — 3613929

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions — 0

2d. SIPC Net Operating Revenues — $ 3613929

2e. General Assessment @ .0015 — $ 5441

(to page 1, line 2.A.)

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